                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 33-


PRICING SUPPLEMENT
-------------------
(TO PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH DATED JULY 7, 1997)


                                  $21,235,000
                           MERRILL LYNCH & CO., INC.
                          MEDIUM-TERM NOTES, SERIES B

            3.125% CALLABLE STOCK LINKED NOTES DUE JANUARY 22, 2005
               (LINKED TO THE PERFORMANCE OF CHUBB COMMON STOCK)


Principal Amount:          $21,235,000

Interest Rate:             3.125%

Interest Payment Dates:    May 15 and November 15 of each year, and at Maturity

Stated Maturity Date:      January 22, 2005

Redemption:                The Notes may be redeemed at the option of the
                           Company, in whole or in part, upon notice given by the Company not more than 10 nor less than 5 days prior to any Redemption Date.

Initial Redemption Date:   January 22, 2000

Redemption Price:          100% of the Principal Amount thereof, plus accrued
                           and unpaid interest thereon and the Supplemental
                           Redemption Amount, if any.
Other Provisions:

  The 3.125% Callable Stock Linked Notes due January 22, 2005 are Fixed Rate Notes as described in the attached Prospectus Supplement dated July 7, 1997 with other provisions as described herein.

  At the Stated Maturity, or upon earlier redemption, investors will receive the principal amount of their Notes plus a Supplemental Redemption Amount. The Supplemental Redemption Amount will be based on the percentage increase, if any, in the price of the common stock, par value $1.00 per share, of Chubb Corporation (or any Successor Company) (the "Chubb Common Stock") above a Benchmark Stock Value of $97.15, which is 125% of the Starting Stock Value of $77.72. The Supplemental Redemption Amount may be zero, but will not be less than zero.

  BEFORE YOU DECIDE TO INVEST IN THE SECURITIES, CAREFULLY READ THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE S-3.

  We expect that the Notes will be ready for delivery in book-entry form only through the facilities of DTC on or about January 28, 1998.

                      ------------------------------------

                              MERRILL LYNCH & CO.

                      ------------------------------------


          The date of this Prospectus Supplement is January 22, 1998.

HEDGING

  The Company has entered into hedging arrangements related to the Chubb Common Stock with an affiliate of the Company, in connection with the Company's obligations under the Notes. In connection therewith, such affiliate has purchased shares of Chubb Common Stock in secondary market transactions at or before the time of the pricing of the Notes.

                                  RISK FACTORS

  Your investment in the Notes will involve certain risks. For example, there is the risk that you might not earn a return on your investment in excess of the return you realize because of the fixed interest rate, and the risk that you will be unable to sell your Notes prior to their maturity. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.


THE SUPPLEMENTAL REDEMPTION AMOUNT.

  The Benchmark Stock Value exceeds the Starting Stock Value by 25%. You should be aware that if the Ending Stock Value does not exceed the Starting Stock Value by more than 25% at maturity, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Chubb Common Stock was higher than the Benchmark Stock Value at some time during the life of the Notes but later falls below the Benchmark Stock Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your Notes.


YOUR YIELD MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY.

  The amount we pay you at maturity may, in addition to the payments of the fixed interest, be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior callable debt security of the Company with the same maturity date. Your investment may not reflect the full opportunity cost to you when you consider the effect of factors that affect the time value of money.


YOUR RETURN WILL NOT REFLECT THE PAYMENT OF DIVIDENDS.

  The calculation of the Starting Stock Value, Benchmark Stock Value and Ending Stock Value does not take into consideration the value of dividends paid on the Chubb Common Stock. Therefore, the return you earn on the Notes, if any, will not be the same as the return that you would earn if you actually owned the Chubb Common Stock and received the dividends paid on that stock.


UNCERTAIN TRADING MARKET.

  We will apply to have the Notes listed on the NYSE. There is no precedent to indicate how the Notes will trade in the secondary market. You cannot assume that a trading market will develop for the Notes. If such a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on the financial performance of the Company, and other factors such as the appreciation, if any, of the price of the Chubb Common Stock.

  If the trading market for the Notes is limited, there may be a limited number of buyers when you decide to sell your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.


FACTORS AFFECTING TRADING VALUE OF THE NOTES.

  We believe that the market value of the Notes will be affected by the price of the Chubb Common Stock and by a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

 .    CHUBB COMMON STOCK VALUE.   We expect that the market value of the Notes
      will depend substantially on the amount by which the price of the Chubb Common Stock exceeds the Benchmark Stock Value. If you choose to sell your Notes when the price of the Chubb Common Stock exceeds the Benchmark Stock Value, you may receive substantially less than the amount that would be payable at maturity based on the then current Chubb Common Stock price because of the expectation that the price of the Chubb Common Stock will continue to fluctuate until the Ending Stock Value is determined. If you choose to sell your Notes when the price of the Chubb Common Stock is below the Benchmark Stock Value, you may receive less than the $1,000 principal amount per Note. In general, rising dividend rates (i.e., dividends per share) on the Chubb Common Stock may increase the price of the Chubb Common Stock while falling dividend rates may decrease the price of the Chubb Common Stock. Political, economic and other developments may also affect the price of the Chubb Common Stock and the value of the Notes.

 . INTEREST RATES. We expect that the trading value of the Notes will be affected by changes in interest rates. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease. If U.S. interest rates decrease, we expect the trading value of the Notes will increase. However, interest rates may also affect the economy and, in turn, the price of the Chubb Common Stock. Rising interest rates may lower the price of the Chubb Common Stock and the Notes. Falling interest rates may increase the value of the Chubb Common Stock and the value of the Notes.

 .    VOLATILITY OF THE CHUBB COMMON STOCK.   Volatility is the term used to
      describe the size and frequency of market fluctuations. If the volatility of the price of Chubb Common Stock increases, we expect that the trading value of the Notes will increase. If the volatility of the price of Chubb Common Stock decreases, we expect that the trading value of the Notes will decrease.

 .    TIME REMAINING TO MATURITY.   The Notes may trade at a value above that
      which would be expected based on the level of interest rates and the price of the Chubb Common Stock. This difference will reflect a "time premium" due to expectations concerning the price of the Chubb Common Stock during the period prior to maturity of the Notes. However, as the time remaining to maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

 .    DIVIDEND YIELD.   If the dividend yield on the Chubb Common Stock
      increases, we expect that the value of the Notes will decrease. Conversely, if the dividend yield on the Chubb Common Stock decreases, we expect that the value of the Notes will increase.

 .    COMPANY CREDIT RATINGS.   Real or anticipated changes in the Company's
      credit ratings may affect the market value of the Notes.

  It is important for you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the Chubb Common Stock price.

  In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes except that we expect that the effect on the trading value of the Notes of a given increase in the value of the Chubb Common Stock will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.


NO STOCKHOLDER'S RIGHTS

  Beneficial owners of the Notes will not be entitled to any rights with respect to the Chubb Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof).


NO AFFILIATION BETWEEN THE COMPANY AND CHUBB CORPORATION

  The Company has no affiliation with Chubb Corporation, and Chubb Corporation has no obligations with respect to the Notes or amounts to be paid to beneficial owners thereof, including any obligation to take the needs of the Company or of beneficial owners of the Notes into consideration for any reason. Chubb Corporation will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination or calculation of the amount receivable by beneficial owners of the Notes at maturity or upon earlier redemption. Chubb

Corporation is not involved with the administration or trading of the Notes and has no obligations with respect to the amount receivable by beneficial owners of the Notes or upon earlier redemption.


STATE LAW LIMITS ON INTEREST PAID.

  New York State laws govern the 1983 Indenture, as hereinafter defined. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

  While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the Notes holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.


PURCHASES AND SALES BY MERRILL LYNCH.

  The Company, MLPF&S and other affiliates of the Company may from time to time buy or sell the Chubb Common Stock for their own accounts for business reasons or in connection with hedging the Company's obligations under the Notes. These transactions could affect the price of such stocks and the value of the Chubb Common Stock.


POTENTIAL CONFLICTS.

  MLPF&S is a subsidiary of the Company, the issuer of the Notes. MLPF&S will also act as Calculation Agent for the Notes. Under certain circumstances, MLPF&S's role as a subsidiary of the Company and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. You should be aware that because the Calculation Agent is controlled by the Company, potential conflicts of interest could arise.

                              DESCRIPTION OF NOTES

GENERAL


  At maturity or upon earlier redemption a beneficial owner of a Note will receive the principal amount of such Note plus the Supplemental Redemption Amount. See "Payment at Maturity" below.

  The Notes may be redeemed at the option of the Company on or after January 22, 2000, in whole or in part in increments of $1,000, at a redemption price of 100% of the principal amount thereof to be redeemed, plus accrued interest thereon to but excluding the redemption date, plus a Supplemental Redemption Amount, calculated as provided below, except that the Ending Stock Value shall equal the Volume Weighted Average Price (as defined below) on the NYSE of Chubb Common Stock on the Trading Day on which a Market Disruption Event does not occur, immediately following the date the Company sends notice (the "Notice Day") to the Holders of the Notes of the Company's intention to redeem the Notes; provided however, that if no such day occurs prior to the second scheduled Trading Day preceding the Redemption Date, the Ending Stock Value shall equal the Volume Weighted Average Price on the second scheduled Trading Day immediately preceding the Redemption Date regardless of the occurrence of a Market Disruption Event. If no Volume Weighted Average Price is available on such date, the Calculation Agent will determine the Ending Stock Value using then current market bid prices available for Chubb Common Stock and applying any applicable dilution adjustments described below. The "Volume Weighted Average Price" for any day shall be the volume weighted average price for the Chubb Common Stock as reported on the relevant screen on Bloomberg for the period from 9:30 a.m. to 4:00 p.m. on the relevant date. If such value is not reported, the Volume Weighted Average Price shall be determined by the Calculation Agent by calculating, for each trade in Chubb Common Stock on such exchange from 9:30 a.m. to 4:00 p.m. on the relevant date, the product of the price per share paid multiplied by the number of shares for such trade, and by adding all such products and dividing such sum by the total number of shares traded on such date.

  Upon the occurrence of an Event of Default with respect to the Notes, beneficial owners of the Notes may accelerate the maturity of the Notes, as described under "Description of Notes" Events of Default and Acceleration" in this Prospectus Supplement and "Description of Debt Notes" General Events of Default" in the accompanying Prospectus.

 The Notes are to be issued in denominations of $1,000.


PAYMENT AT MATURITY

General

  At maturity, a beneficial owner of a Note will be entitled to receive the principal amount thereof plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Stock Value does not exceed the Benchmark Stock Value, a beneficial owner of a Note will be entitled to receive only the principal amount thereof.


Determination of the Supplemental Redemption Amount

  The Supplemental Redemption Amount for a Note will be determined by the Calculation Agent and will equal:

  Principal Amount of such Note  x  Ending Stock Value - Benchmark Stock Value
                                    ------------------------------------------
                                              Benchmark Stock Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

  The Starting Stock Value equals $77.72, which is the Volume Weighted Average Price of Chubb Common Stock on the NYSE on January 21, 1998. The Benchmark Stock Value equals $97.15, which is 125% of the Starting Stock Value. The Ending Stock Value will be determined by the Calculation Agent and will equal the Volume Weighted Average Price of the Chubb Common Stock on the NYSE on the first Calculation Day in the Calculation Period. If no Calculation Days occur during the Calculation Period, then the Ending Stock Value will equal the Volume Weighted Average Price of the

Chubb Common Stock on the NYSE determined on the last scheduled Calculation Day in the Calculation Period, regardless of the occurrences of a Market Disruption Event on such day. If no Volume Weighted Average Price is available on such date, the Calculation Agent will determine the Ending Stock Value using then current market bid prices available for Chubb Common Stock and applying any applicable dilution adjustments described below. The "Calculation Period" means the period from and including the fifth scheduled Calculation Day prior to the maturity date to and including the second scheduled Calculation Day prior to the maturity date. "Calculation Day" means any Trading Day during the Calculation Period on which a Market Disruption Event has not occurred. "Trading Day" is a day on which the Chubb Common Stock (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on a national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Chubb Common Stock. "Market Disruption Event" means the occurrence or existence on any Business Day during the one-half hour period that ends when the Volume Weighted Average Price is determined, of any suspension of, or limitation imposed on, trading in the Chubb Common Stock on the NYSE (or other market or exchange, if applicable).
"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law to close and that is a trading day on the NYSE. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent a determination by the Calculation Agent of a manifest error, shall be conclusive for all purposes and binding on the Company and beneficial owners of the Notes.

DILUTION ADJUSTMENTS

  The Volume Average Weighted Price used to determine the Ending Stock Value, including upon early redemption, are subject to adjustment if the Chubb Common Stock shall: (i) pay a stock dividend or make a distribution with respect to the Chubb Common Stock in shares of such stock; (ii) subdivide or split the outstanding shares of the Chubb Common Stock into a greater number of shares;
(iii) combine the outstanding shares of the Chubb Common Stock into a smaller number of shares; (iv) issue by reclassification of shares of the Chubb Common Stock any shares of common stock of Chubb Corporation; (v) issue rights or warrants to all holders of the Chubb Common Stock entitling them to subscribe for or purchase shares of the Chubb Common Stock at a price per share less than the then current market price of the Chubb Common Stock (other than rights to purchase the Chubb Common Stock pursuant to a plan for the reinvestment of dividends or interest); or (vi) pay a dividend or make a distribution to all holders of the Chubb Common Stock of evidences of its indebtedness or other assets (excluding any stock dividends or distributions referred to in clause (i) above or any cash dividends other than any Extraordinary Cash Dividend (as defined below)) or issue to all holders of the Chubb Common Stock rights or warrants to subscribe for or purchase any of its securities (other than those referred to in clause (v) above) (any of the foregoing are referred to as the "Distributed Assets"). The effect of the foregoing is that there will not be any adjustments to the Ending Stock Value for the issuance by the issuer of the Chubb Common Stock options, warrants, stock purchase rights or securities in connection with the issuer of the Chubb Common Stock employee benefit plans.

  An "Extraordinary Cash Dividend" means, with respect to any consecutive 12-month period, all cash dividends on the Chubb Common Stock during such period to the extent such dividends exceed on a per share basis 10% of the average closing price of the Chubb Common Stock on the NYSE over such period (less any such dividends for which a prior adjustment was previously made). All adjustments will be calculated to the nearest 1/10,000th of a share of the Chubb Common Stock (or if there is not a nearest 1/10,000th of a share to the next lower 1/10,000th of a share). No adjustment shall be required unless such adjustment would require an increase or decrease of at least one percent in the Volume Weighted Average Price; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

  In the event of (A) any consolidation or merger of Chubb Corporation, or any surviving entity or subsequent surviving entity of Chubb Corporation (a "Successor Company"), with or into another entity (other than a merger or consolidation in which Chubb Corporation is the continuing corporation and in which the Chubb Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Chubb Corporation or another corporation), (B) any sale, transfer, lease or conveyance to another corporation of the property of Chubb Corporation or any Successor Company as an entirety or substantially as an entirety, (C) any statutory exchange of securities of Chubb Corporation or any Successor Company with another corporation (other than in connection with a merger or acquisition) or
(D) any liquidation, dissolution, winding up or bankruptcy of Chubb Corporation or any Successor Company (any such event described in clause (A), (B), (C) or (D), a "Reorganization Event"), the value of the Chubb Common Stock will be adjusted to preserve the intended economic benefit of the Notes.

  The foregoing adjustments shall be made by MLPF&S, as Calculation Agent, and all such adjustments shall be final.

  No adjustments will be made for certain other events, such as offerings of Chubb Common Stock by Chubb Corporation for cash or in connection with acquisitions.

  The Company will, within ten Business Days following the occurrence of an event that requires an adjustment (or if the Company is not aware of such occurrence, as soon as practicable after becoming so aware), provide written notice to the Trustee and to the holders of the Notes of the occurrence of such event and a statement in reasonable detail setting forth the adjusted Volume Weighted Average Price used in determining the Ending Stock Value.


EVENTS OF DEFAULT AND ACCELERATION

  In case an Event of Default with respect to any Notes shall have occurred and be continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount thereof, will be equal to the Principal Amount plus accrued but unpaid interest thereon to but excluding the date of early repayment, if applicable, and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes. See "Description of Notes "Payment at Maturity" in this Prospectus Supplement. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

  In case of default in payment on any Interest Payment Date or at the maturity date of the Notes (whether at their stated maturity or upon redemption or acceleration), from and after the maturity date the Notes shall bear interest, payable upon demand of the beneficial owners thereof, at the rate of 6.12% per annum (to the extent that payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the Notes to the date payment of such amount has been made or duly provided for. During such time, the stated Interest Rate shall not accrue.

                             THE CHUBB COMMON STOCK

CHUBB CORPORATION

  Chubb Corporation, together with its subsidiaries and divisions, is a holding company operating in the property and casualty insurance and real estate development industries.

  Chubb Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, Chubb Corporation files reports, proxy and other information statements and other information with the Securities and Exchange Commission (the "Commission"). Information provided to or filed with the Commission by Chubb Corporation is available at the offices of the Commission specified under "Available Information" in the accompanying Prospectus. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

  THE COMPANY IS NOT AFFILIATED WITH CHUBB CORPORATION, AND CHUBB CORPORATION HAS NO OBLIGATIONS WITH RESPECT TO THE NOTES. THIS PROSPECTUS SUPPLEMENT RELATES ONLY TO THE NOTES OFFERED HEREBY AND DOES NOT RELATE TO THE CHUBB COMMON STOCK OR OTHER NOTES OF CHUBB CORPORATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT REGARDING CHUBB CORPORATION HAS BEEN DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. THE COMPANY HAS NOT PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRIES WITH RESPECT TO CHUBB CORPORATION IN CONNECTION WITH THE OFFERING OF THE NOTES. THE COMPANY MAKES NO REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING CHUBB CORPORATION ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT

THE TRADING PRICE OF THE CHUBB COMMON STOCK (AND THEREFORE THE TRADING PRICE OF THE NOTES) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING CHUBB CORPORATION COULD AFFECT THE SUPPLEMENTAL REDEMPTION AMOUNT TO BE RECEIVED AT MATURITY AND THEREFORE THE TRADING VALUE OF THE NOTES.


HISTORICAL DATA ON THE CHUBB COMMON STOCK

  The Chubb Common Stock is listed on the NYSE under the symbol "CB". The following table sets forth, for the periods indicated, the high and low sales prices of the Chubb Common Stock, as reported on the NYSE Composite Tape, for each quarter since January 1, 1993. These historical data on the Chubb Common Stock are not necessarily indicative of the future performance of the Chubb Common Stock or what the value of the Notes may be. Any historical upward or downward trend in the level of the Chubb Common Stock during any period set forth below is not any indication that the Chubb Common Stock is more or less likely to increase or decrease at any time during the term of the Notes.

PERIOD                                         LOW       HIGH
------                                         ---       ----
1993
 First Quarter.............................  $42.1875  $47.8750
 Second Quarter............................  $40.3750  $47.8125
 Third Quarter.............................  $42.0625  $46.3750
 Fourth Quarter............................  $38.3125  $41.8750
1994
 First Quarter.............................  $35.9375  $41.5625
 Second Quarter............................  $36.0625  $41.3125
 Third Quarter.............................  $34.7500  $39.2500
 Fourth Quarter............................  $34.4375  $49.2500
1995
 First Quarter.............................  $38.2500  $40.5000
 Second Quarter............................  $38.7500  $42.5625
 Third Quarter.............................  $39.1250  $48.4375
 Fourth Quarter............................  $44.9375  $50.2500
1996
 First Quarter.............................  $46.9375  $52.1250
 Second Quarter............................  $44.1250  $49.8750
 Third Quarter.............................  $41.3750  $50.0000
 Fourth Quarter............................  $45.5000  $55.5000
1997
 First Quarter.............................  $53.0000  $62.2500
 Second Quarter............................  $51.2500  $67.6250
 Third Quarter.............................  $65.5625  $71.7500
 Fourth Quarter............................  $65.8750  $78.1250
1998
 First Quarter (through January 21, 1998)..  $71.0000  $78.2500

  On January 21, 1998, the last reported sale price of the Chubb Common Stock on the NYSE was $78 per share.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


  Set forth in full below is the opinion of Brown & Wood LLP, counsel to the Company, as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. Such opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted herein). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.


GENERAL

  There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of the Company for United States Federal income tax purposes. The Company currently intends to treat each Note as a debt instrument of the Company for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service ("IRS") in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by the Company's characterization of the Notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of the Company for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of the Company for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of the Company for United States Federal income tax purposes.

U.S. HOLDERS

  On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

  In particular, solely for purposes of applying the Final Regulations to the Notes, the Company has determined that the projected payment schedule for the Notes will consist of payment during the term of the Notes of the stated semiannual interest payments at the rate of 3.125% per annum (the "Interest Payments") and payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $256.22 per Note (the "Projected Supplemental Redemption Amount"). This represents an estimated yield on the Notes equal to 6.12% per annum (compounded semiannually). Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds such Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price will equal the Note's issue price (i.e., $1,000), increased by the interest previously accrued on the Note and reduced by the Interest Payments made on the Note. At maturity of a Note, in the event that the actual Supplemental Redemption Amount, if any, exceeds $256.22 per Note (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $256.22 per Note (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $256.22 per Note (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $256.22 per Note) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of such includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $256.22 per Note) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. A U.S. Holder will not be taxed on the receipt of the Interest Payments. U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to special rules providing for certain adjustments to the foregoing rules and such U.S. Holders should consult their own tax advisors concerning these rules.

  Upon the sale, exchange or redemption of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale, exchange or redemption and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition or redemption. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder, and decreased by any Interest Payments received by the U.S. Holder. Any such taxable gain will be treated as ordinary income. Any such taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term, mid-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

  Prospective investors in the Notes should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by the Company for purposes of the application of the Final Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Darryl W. Colletti, Corporate Secretary's Office, 100 Church Street, 12th Floor, New York, New York 10080-6512.

  The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

  The following table sets forth the amount of interest that will be deemed to have accrued with respect to each Note during each accrual period over a term of seven years for the Notes based upon the projected payment schedule for the Notes (including both the Projected Supplemental Redemption Amount and the estimated yield equal to 6.12% per annum (compounded semiannually)) as determined by the Company for purposes of the application of the Final Regulations to the Notes.

                                                            TOTAL INTEREST
                                                            DEEMED TO HAVE
                                             INTEREST        ACCRUED ON
                                             DEEMED TO     NOTES AS OF END
                                           ACCRUE DURING      OF ACCRUAL
ACCRUAL PERIOD                            ACCRUAL PERIOD       PERIOD
----------------------------------------    (PER NOTE)        (PER NOTE)
                                          ---------------  ----------------
January 28, 1998 through July 22, 1998..          $29.75           $ 29.75
July 23, 1998 through January 22, 1999..          $31.05           $ 60.80
January 23, 1999 through July 22, 1999..          $31.52           $ 92.32
July 23, 1999 through January 22, 2000..          $32.00           $124.32
January 23, 2000 through July 22, 2000..          $32.50           $156.82
July 23, 2000 through January 22, 2001..          $33.02           $189.84
January 23, 2001 through July 22, 2001..          $33.55           $223.39
July 23, 2001 through January 22, 2002..          $34.10           $257.49
January 23, 2002 through July 22, 2002..          $34.67           $292.16
July 23, 2002 through January 22, 2003..          $35.25           $327.41
January 23, 2003 through July 22, 2003..          $35.85           $363.26
July 23, 2003 through January 22, 2004..          $36.47           $399.73
January 23, 2004 through July 22, 2004..          $37.11           $436.84
July 23, 2004 through January 22, 2005..          $37.76           $474.60

--------------
Projected Supplemental Redemption Amount = $256.22 per Note.


NON-U.S. HOLDERS

  A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S. For a non-U.S. Holder to qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is not a U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements.

  Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.


BACKUP WITHHOLDING

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.


NEW WITHHOLDING REGULATIONS

  On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.